Exhibit 99.1

Acergy S.A. Announces Second Quarter Results

London, England – July 15, 2009 – Acergy S.A. (NASDAQ-GS: ACGY; Oslo Stock Exchange: ACY), announced today results for the second quarter which ended on May 31, 2009.

Highlights

-	Revenue from continuing operations was $526 million (Q2 2008: $706 million)

-	Adjusted EBITDA(a) margin from continuing operations was 21.5% (Q2 2008: 23.1%)

-	Income from continuing operations was $76 million (Q2 2008: $90 million)

-	Strong balance sheet including $696 million cash position

-	Progress on new major contracts:

-	Acergy awarded $190 million Nigerian conventional contract, EPC4A

-	SapuraAcergy Joint Venture awarded $825 million Gumusut-Kakap contract in Malaysia

-	Acergy awarded $260 million four-year contract by Petrobras for use of the Polar Queen, post quarter end

Jean Cahuzac, Chief Executive Officer, said:

“I am pleased with these results which continue to reflect solid operational performance and our ability to translate project execution into Group margins. We remain on course to deliver results for the year in line with expectations.

While our visibility for conventional work in West Africa has recently improved somewhat with the award of the EPC4A contract, the SURF market has become more challenging with sporadic order flow and more aggressive competition. I continue to be cautious for the short-term but, in spite of the uncertainties of the present business environment, I remain confident that Acergy is well positioned to successfully manage through this market cycle.”

Financial Summary

	Three Months Ended		Six Months Ended
In $ millions, except share and per share data	May.31.09 Unaudited	May.31.08 Unaudited	May.31.09 Unaudited	May.31.08 Unaudited
Revenue from continuing operations	525.5	705.6	1,028.6	1,315.3
Gross profit	127.6	181.5	242.4	317.7
Net operating income from continuing operations	81.0	137.2	152.3	223.6
Income before taxes from continuing operations	85.2	130.8	146.7	212.6
Taxation	(9.2)	(40.6)	(31.6)	(74.0)
Income from continuing operations	76.0	90.2	115.1	138.6
Net income/(loss) from discontinued operations	0.9	(28.4)	2.8	(35.7)
Net income – total operations	76.9	61.8	117.9	102.9

Per share data (Diluted)
Earnings per share - continuing operations	0.40	0.49	0.60	0.74
Earnings/(loss) per share - discontinued operations	0.01	(0.14)	0.01	(0.19)
Net earnings per share – total operations	0.41	0.35	0.61	0.55
Weighted average number of Common Shares and Common Share equivalents outstanding (m)	205.6	207.5	183.5	188.6

Operating Review

Acergy Africa and Mediterranean – Revenue from continuing operations for the second quarter was $207.9 million (Q2 2008: $375.3 million) reflecting fewer major deepwater projects in installation phase compared with the very high level of activity in the comparable quarter in 2008. A number of major projects, including Pazflor, ALNG and EPC4A remain in early stages. Net operating income from continuing operations for the quarter was $41.1 million (Q2 2008: $82.7 million) reflecting lower activity levels and the absence of any major projects completing during the quarter.

Acergy Northern Europe and Canada – Revenue from continuing operations for the second quarter was $130.6 million (Q2 2008: $210.3 million) reflecting lower activity levels in a challenging market environment. Good operational progress was made on Dong Nini, Tyrihans Subsea Installation and Deep Panuke, which remained in early stages. Net operating loss from continuing operations for the quarter was $4.5 million (Q2 2008: net operating income of $32.4 million), reflecting lower activity levels due to current market conditions and a charge taken on the Marathon Volund Project ahead of completion of commercial settlement.

Acergy North America and Mexico – Revenue from continuing operations for the second quarter was $29.2 million (Q2 2008: $0.9 million) reflecting the contribution from the offshore installation phase of the Perdido Project. Net operating income from continuing operations for the quarter was $8.1 million (Q2 2008: $5.6 million) primarily due to good progress on the cross-regional Frade Project and contribution from the Perdido Project.

Acergy South America – Revenue from continuing operations for the second quarter was $100.7 million (Q2 2008: $75.3 million) driven by strong revenue contribution from the Frade Project and the Roncandor Manifolds Project. Net operating income from continuing operations for the quarter was $10.3 million (Q2 2008: $11.2 million) arising from good performance on SURF activities partly offset by the lower utilisation on the Acergy Condor, due to thruster problems.

Acergy Asia and Middle East – Revenue from continuing operations for the second quarter was $53.7 million (Q2 2008: $43.2 million) reflecting good progress on projects, including Van Gogh which completed its offshore phase during the quarter and Pluto, which remains in early stages. Net operating income from continuing operations was $14.9 million (Q2 2008: $8.2 million) reflecting good project performance and a positive contribution from the SapuraAcergy Joint Venture.

Joint Ventures

The SapuraAcergy Joint Venture successfully completed the Mumbai High South Re-development Phase 2 Project in India during the quarter. The Joint Venture was awarded the $825 million Gumusut-Kakap contract in Malaysia from Shell and the $60 million contract from Nippon Steel Engineering Co. Ltd for the Iwaki Platform Decommissioning Project in Japan.

Discontinued operations

Net income from discontinued operations for the second quarter was $0.9 million (Q2 2008: net loss of $28.4 million) due to the small positive contribution from the Mexilhao Trunkline Project during a period of relatively low activity.

Asset Development

In line with the Angolan Government’s policy of promoting the development of local private Angolan companies, Acergy and Sonangol have agreed to reduce their shareholdings in Sonamet. Post completion of the sale and transfer of shares, expected later this year, Acergy will remain the largest shareholder with 36% and will continue to manage the Lobito fabrication yard. At that time, the businesses will be deconsolidated from Acergy’s financials and its future results reported as share of results of associates and Joint Venture. The Joint Ventures are now classified as assets held for sale on the balance sheet at the quarter end.

Financial Review

Revenue from continuing operations for the second quarter of 2009 was $526 million (Q2 2008: $706 million) primarily reflecting anticipated lower activity levels in West Africa as fewer major deepwater projects were in offshore installation phase and lower activity levels in the North Sea which were partially offset by good activity levels in Brazil and Asia Pacific.

Gross profit was $128 million (Q2 2008: $182 million) reflecting the lower activity levels and portfolio mix as fewer major deepwater project were in installation phase or completed during the quarter, compared to 2008. This was partially offset by good project execution and broadly similar vessel utilisation during the quarter.

Administrative expenses were $55 million (Q2 2008: $62 million) reflecting favourable exchange rate movements and the start of cost reduction initiatives.

Acergy’s share of results from associates and joint ventures was $9 million (Q2 2008: $14 million) reflecting a lower contribution from NKT Flexibles and a small loss from Seaway Heavy Lifting, partially offset by a positive contribution from SapuraAcergy.

The Adjusted EBITDA margin from continuing operations for the three months was 21.5% (Q2 2008: 23.1%). The Adjusted EBITDA margin from total operations for the three months was 21.1% (Q2 2008: 18.0%).

Income before taxes from continuing operations for the second quarter was $85 million (Q2 2008: $131 million) reflecting the lower activity levels and the lower contribution from associates and joint ventures.

Taxation for the quarter was $9 million (Q2 2008: $41 million) reflecting an effective tax rate for the quarter of 11% (Q2 2008: 31%). The underlying effective tax rate for the Group was 35% in the quarter. During the reporting period resolution of a number of ongoing audits were achieved, including a substantial element of the French tax audit and the UK tonnage tax enquiry. As a consequence certain provisions were released in the quarter.

Net income from continuing operations for the second quarter was $76 million (Q2 2008: $90 million). Net income from total operations for the second quarter was $77 million (Q2 2008: $62 million).

The cash and cash equivalents position at the quarter end was $696 million (Q1 2009: $678 million). Deferred revenue, at the quarter end stood at $264 million (Q1 2009: $272 million). Cash and cash equivalents at the end of the first quarter of 2009 included cash balances of $48 million related to Sonamet which, at the end of the second quarter of 2009, were classified as assets held for sale and thus not reflected in the cash and cash equivalents.

At quarter end, Acergy S.A. held directly 11,178,508 treasury shares representing 5.73% of the total number of issued shares, as well as indirectly holding 879,121 treasury shares, representing 0.45% of the total number of issued shares. Total shares in issue were 194,953,972, including these treasury shares.

Backlog

Backlog for continuing operations as at May 31, 2009 was approximately $2.4 billion, of which $0.9 billion is expected to be executed in the remainder of fiscal year 2009. This backlog figure does not include the backlog relating to associates and joint ventures.

In $ millions as at:	May.31.09	Feb.28.09	May.31.08
Backlog (1)	2,415	2,432	3,354
Pre-Backlog (2)	99	75	241

(1)	Backlog excludes amounts related to discontinued operations of May.31.09: $77 million, Feb.28.09: $86 million, May.31.08: $295 million
(2)	Pre-backlog reflects the stated value of letters of intent and the expected value of escalations on frame agreements

Trading Outlook

The business environment in which we operate has remained challenging. Some clients are still delaying large SURF projects and our short-term visibility on this market remains poor which, together with keener competition for new tenders, will adversely affect near-term margins. We have been pleased to see progress in the conventional market in West Africa and expect further progress in the coming quarters, vindicating our strategy to maintain focus in this area.

The medium-term market fundamentals remain strong. As demand growth returns, and with field depletion increasing, the need to access new reserves and replenish production will return our markets to growth. We remain confident that our skills and strengths meet our clients’ strategic needs, particularly in the development of hydrocarbon discoveries secured in frontier acreage. We believe that we are well placed, both financially and operationally, to exploit new growth areas, such as Brazil, while recognising that other regions have an evolving significance for the Group.

************************************************************************************************************

Acergy S.A. is a seabed-to-surface engineering and construction contractor to the offshore oil and gas industry worldwide. We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.

************************************************************************************************************

(a) Adjusted EBITDA: The Group calculates Adjusted EBITDA from continuing operations (adjusted earnings before interest, income taxation, depreciation and amortisation) as net income from continuing operations plus finance costs, other gains and losses, taxation, depreciation and amortisation and adjusted to exclude investment income and impairment of property, plant and equipment. Adjusted EBITDA margin from continuing operations is defined as Adjusted EBITDA divided by revenue from continuing operations. Management believes that Adjusted EBITDA and Adjusted EBITDA margin from continuing operations are important indicators of our operational strength and the performance of our business. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations have not been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB nor as endorsed for use in the European Union. These non-IFRS measures provide management with a meaningful comparison amongst our various regions, as they eliminate the effects of financing and depreciation. Adjusted EBITDA margin from continuing operations may also be a useful ratio to compare our performance to our competitors and is widely used by shareholders and analysts following the Group’s performance. However, Adjusted EBITDA and Adjusted EBITDA margin from continuing operations as presented by the Group may not be comparable to similarly titled measures reported by other companies. Such supplementary adjustments to EBITDA may not be in accordance with current practices or the rules and regulations adopted by the US Securities and Exchange Commission (the “SEC”) that apply to reports filed under the Securities Exchange Act of 1934. Accordingly, the SEC may require that Adjusted EBITDA and Adjusted EBITDA margin from continuing operations be presented differently in filings made with the SEC than as presented in this release, or not be presented at all. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations are not measures determined in accordance with IFRS and should not be considered as an alternative to, or more meaningful than, net income (as determined in accordance with IFRS), as a measure of the Group’s operating results or cash flows from operations (as determined in accordance with IFRS) or as a measure of the Group’s liquidity. The reconciliation of the Group’s net income from continuing operations to Adjusted EBITDA from continuing operations is included in this release. This release also includes a supplemental calculation of Adjusted EBITDA from continuing operations calculated as net operating income from continuing operations, plus depreciation and amortisation and impairment charges on property, plant and equipment. Management believes that this supplemental presentation of Adjusted EBITDA from continuing operations is also useful as it is more in line with the presentation of similarly titled measures by companies within Acergy’s peer group and therefore believes it to be a helpful calculation for those evaluating companies within Acergy’s industry. Adjusted EBITDA for discontinued operations is calculated as per methodology outlined above. Adjusted EBITDA for total operations is the total of continuing operations and discontinued operations.

Forward-Looking Statements: Certain statements made in this announcement may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast”, “project,” “will,” “should,” “seek,” and similar expressions. These statements include, but are not limited to, statements as to the approximate value of the awarded contracts, our anticipated performance for fiscal year 2009, our ability to manage our business through this market cycle, the expected reduction of our shareholdings in two Angolan joint ventures and the expected timing and impact thereof, expectations regarding our backlog and pre-backlog and statements contained in the “Current Trading and Outlook” section, including the expected impact on our margins, the expected progress in and our continued focus on the conventional market in Nigeria, the expected return to growth of our market and the timing thereof, our ability to exploit new growth areas, such as Brazil, the strength of the long-term market fundamentals and statements as to management’s confidence that we are well suited to our clients’ strategic needs. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

Conference Call Information		Replay Facility Details
Lines will open 30 minutes prior to conference call.		A replay facility will be available for the following period:

Date: Wednesday July 15, 2009		Date: Wednesday July 15, 2009
Time: 3.00pm UK Time		Time: 4.30pm UK Time

Conference Dial In Numbers:		Date: Tuesday July 21, 2009
UK	: 0800 694 0257	Time: 4.30pm UK Time
USA	: 1 866 966 9439
France	: 0805 632056	Conference Replay Dial In Number:
Norway	: 800 19414
Netherlands	: 0800 023 5091	International Dial In: +44 (0) 1452 550 000
Germany	: 0800 101 4960
Passcode : 17893909#
International Dial In: +44 (0) 1452 555 566

Passcode : 17893909

Alternatively, a live webcast and a playback facility will be available on our website www.acergy-group.com

Contacts:

Karen Menzel

Acergy S.A.

+44 (0)20 8210 5568

karen.menzel@acergy-group.com

www.acergy-group.com

If you no longer wish to receive our press releases please contact: kelly.good@acergy-group.com

- End Text –

- Tables Follow -

ACERGY S.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

(In $ millions, except share and per share data)

	Three Months Ended		Six Months Ended
	May 31, 2009 Unaudited	May 31, 2008 Unaudited	May 31, 2009 Unaudited	May 31, 2008 Unaudited
Revenue from continuing operations	525.5	705.6	1,028.6	1,315.3
Operating expenses	(397.9)	(524.1)	(786.2)	(997.6)

Gross profit	127.6	181.5	242.4	317.7

Administrative expenses	(55.2)	(61.9)	(108.5)	(121.6)
Net other operating income	—	4.0	0.1	3.3
Share of results of associates and joint ventures	8.6	13.6	18.3	24.2

Net operating income from continuing operations	81.0	137.2	152.3	223.6

Investment income	1.6	2.9	3.4	8.6
Other gains and losses	7.9	(4.1)	6.0	(5.2)
Finance costs	(5.3)	(5.2)	(15.0)	(14.4)

Income before taxes from continuing operations	85.2	130.8	146.7	212.6

Taxation	(9.2)	(40.6)	(31.6)	(74.0)

Income from continuing operations	76.0	90.2	115.1	138.6
Net income / (loss) from discontinued operations	0.9	(28.4)	2.8	(35.7)

Net income	76.9	61.8	117.9	102.9

Net income attributable to:
Equity holders of parent	75.4	65.7	112.7	103.8
Minority interest	1.5	(3.9)	5.2	(0.9)

Net income	76.9	61.8	117.9	102.9

PER SHARE DATA
Earnings / (loss) per share
Basic
Continuing operations	0.40	0.51	0.60	0.75
Discontinued operations	0.01	(0.15)	0.02	(0.19)

Net earnings	0.41	0.36	0.62	0.56

Diluted
Continuing operations	0.40	0.49	0.60	0.74
Discontinued operations	0.01	(0.14)	0.01	(0.19)

Net earnings	0.41	0.35	0.61	0.55

Weighted average number of Common Shares And Common Share equivalents outstanding
Basic	182.9	183.2	182.9	185.6
Diluted	205.6	207.5	183.5	188.6

SELECTED INFORMATION - CONTINUING OPERATIONS
Cash outflows for capital expenditures	46.3	73.7	102.8	115.1
Depreciation and amortisation	32.2	26.0	62.7	52.0

ACERGY S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In $ millions)

	As at May 31, 2009	As at November 30, 2008(1)	As at May 31, 2008
	Unaudited	Audited	Unaudited
ASSETS
Non-current assets
Intangible assets	0.6	3.8	3.7
Property, plant and equipment	850.2	907.6	885.1
Interest in associates and joint ventures	164.1	140.2	140.1
Advances and receivables and other non-current assets	38.1	47.9	62.6
Deferred tax assets	39.8	39.8	64.0

Total non-current assets	1,092.8	1,139.3	1,155.5

Current assets
Inventories	22.3	38.5	37.2
Trade and other receivables	319.9	354.5	447.6
Other current assets	31.5	56.8	34.8
Assets held for sale	240.3	75.5	1.1
Other accrued income and prepaid expenses	197.6	233.5	291.9
Cash and cash equivalents	695.8	573.0	429.8

Total current assets	1,507.4	1,331.8	1,242.4

Total assets	2,600.2	2,471.1	2,397.9

EQUITY
Capital and reserves attributable to equity holders
Issued share capital	389.9	389.9	389.9
Own shares	(228.0)	(229.4)	(236.2)
Paid in surplus	502.5	498.7	497.4
Equity reserve	110.7	110.7	110.7
Translation reserve	(46.1)	(70.4)	40.5
Other reserves	(50.9)	(70.4)	(9.2)
Retained earnings / (Accumulated deficit)	229.9	158.6	(33.2)

Equity attributable to equity holders of the parent	908.0	787.7	759.9
Minority interest	14.8	13.7	9.6

Total equity	922.8	801.4	769.5

LIABILITIES
Non-current liabilities
Non-current portion of borrowings	406.5	409.2	394.3
Retirement benefit obligation	23.3	21.2	56.0
Deferred tax liabilities	56.1	56.1	36.5
Other non-current liabilities	31.0	69.0	35.7

Total non-current liabilities	516.9	555.5	522.5

Current liabilities
Trade and other payables	550.3	651.6	718.4
Current tax liabilities	96.6	69.1	87.0
Current portion of borrowings	4.0	10.1	4.0
Liabilities directly associated with assets held for sale	189.9	—	—
Other current liabilities	56.0	77.8	37.1
Deferred revenue	263.7	305.6	259.4

Total current liabilities	1,160.5	1,114.2	1,105.9

Total liabilities	1,677.4	1,669.7	1,628.4

Total equity and liabilities	2,600.2	2,471.1	2,397.9

(1)	These figures have been extracted from the Audited Consolidated Financial Statements for 2008.

ACERGY S.A. AND SUBSIDIARIES

STATEMENT OF MOVEMENT OF RETAINED EARNINGS

FOR SIX MONTHS ENDED MAY 31, 2009

(In $ millions)

Balance, November 30, 2008	158.6
Net income for six months ended May 31, 2009	112.7
Dividend declared	(40.2)
Loss on sale of own shares	(1.2)

Balance, May 31, 2009	229.9

ACERGY S.A. AND SUBSIDIARIES

EARNINGS PER SHARE CALCULATION

(In $ millions, except share and per share data)

	Three Months Ended		Six Months Ended
	May 31, 2009	May 31, 2008	May 31, 2009	May 31, 2008
Net income attributable to equity holders	75.4	65.7	112.7	103.8
(Income) / loss from discontinued operations	(0.9)	28.4	(2.8)	35.7

Net Income from continuing operations	74.5	94.1	109.9	139.5
Interest expense on convertible note	7.3	7.1	14.6	14.0

Adjusted net income from continuing operations including convertible note	81.8	101.2	124.5	153.5

Weighted-average number of common shares:
Basic number of shares	182,868,471	183,163,182	182,854,522	185,614,348

Diluted number of shares	183,604,380	186,262,428	183,516,794	188,625,821
Convertible note dilutive effect	22,016,733	21,258,503	22,016,733	21,258,503

Total diluted number of shares	205,621,113	207,520,931	205,533,527	209,884,324

BASIC
Continuing operations	$0.40	$0.51	$0.60	$0.75
Discontinued operations	$0.01	$(0.15)	$0.02	$(0.19)

Net Earnings	$0.41	$0.36	$0.62	$0.56

DILUTED excluding convertible note
Continuing operations	$0.40	$0.50	$0.60	$0.74
Discontinued operations	$0.01	$(0.15)	$0.01	$(0.19)

Net Earnings	$0.41	$0.35	$0.61	$0.55

DILUTED including convertible note
Continuing operations	$0.40	$0.49	$0.61	$0.73
Discontinued operations	$0.01	$(0.14)	$0.01	$(0.17)

Net Earnings	$0.41	$0.35	$0.62	$0.56

•	For the three months ended May 31 2009 the effect of inclusion of the Convertible note is to reduce the diluted EPS from $0.411 to $0.405 (Q2 2008: $0.353 to $0.352). This is said to be dilutive and is therefore included in the calculation.
•	For the six months ended May 31 2009 the effect of inclusion of the Convertible note would be to increase the diluted EPS from $0.613 to $0.620 (Q2 2008: $0.550 to $0.561). This is anti-dilutive and is therefore not included in the calculation.

ACERGY S.A. AND SUBSIDIARIES

SEGMENTAL ANALYSIS

(In $ millions)

The Group has six reportable segments based on the geographic distribution of its activities as follows: the Acergy Africa and Mediterranean segment (AFMED) covers activities in Africa and the Mediterranean; the Acergy Northern Europe and Canada segment (NEC) includes all activities in Northern Europe and Eastern Canada; the Acergy North America and Mexico segment (NAMEX) includes all activities in the United States, Mexico, Central America and Western Canada; the Acergy South America segment (SAM) incorporates activities in South America and the islands of the southern Atlantic Ocean; the Acergy Asia and Middle East segment (AME) includes all activities in Asia Pacific, India and the Middle East (excluding the Caspian Sea) and including the SapuraAcergy joint venture. The Acergy Corporate segment (Corporate) includes all activities that serve more than one region. These include the activities of the SHL and NKT joint ventures. Also included are assets which have global mobility including construction ships, ROVs and other assets that are not attributed to any one segment; management of offshore personnel; captive insurance activities; and Management and corporate services provided for the benefit of the whole Group, including design engineering, finance and legal departments.

Three months ended May 31, 2009	Acergy AFMED	Acergy NEC	Acergy NAMEX	Acergy SAM	Acergy AME	Acergy Corporate	Total – Continuing operations
(In $ millions)
Revenue(1)	207.9	130.6	29.2	100.7	53.7	3.4	525.5
Net operating income/(loss)	41.1	(4.5)	8.1	10.3	14.9	11.1	81.0
Investment income							1.6
Other gains & losses							7.9
Finance costs							(5.3)

Net income before taxation from continuing operations							85.2

Three months ended May 31, 2008	Acergy AFMED	Acergy NEC	Acergy NAMEX	Acergy SAM	Acergy AME	Acergy Corporate	Total – Continuing operations
(In $ millions)
Revenue(1)	375.3	210.3	0.9	75.3	43.2	0.6	705.6
Net operating income/(loss)	82.7	32.4	5.6	11.2	8.2	(2.9)	137.2
Investment income							2.9
Other gains & losses							(4.1)
Finance costs							(5.2)

Net income before taxation from continuing operations							130.8

Six months ended May 31, 2009	Acergy AFMED	Acergy NEC	Acergy NAMEX	Acergy SAM	Acergy AME	Acergy Corporate	Total – Continuing operations
(In $ millions)
Revenue(1)	435.9	268.7	33.5	186.0	100.8	3.7	1,028.6
Net operating income/(loss)	78.1	(3.0)	12.7	17.8	27.5	19.2	152.3
Investment income							3.4
Other gains & losses							6.0
Finance costs							(15.0)

Net income before taxation from continuing operations							146.7

Six months ended May 31, 2008	Acergy AFMED	Acergy NEC	Acergy NAMEX	Acergy SAM	Acergy AME	Acergy Corporate	Total – Continuing operations
(In $ millions)
Revenue(1)	734.8	338.3	1.5	151.9	87.3	1.5	1,315.3
Net operating income	140.2	38.3	6.3	18.7	5.5	14.6	223.6
Investment income							8.6
Other gains & losses							(5.2)
Finance costs							(14.4)

Net income before taxation from continuing operations							212.6

1.	Three clients each individually accounted for more than 10% of the Group’s revenue from continuing operations for the quarter ended May 31, 2009. The revenue from these clients was $228 million and was attributable to Acergy AFMED, Acergy NEC and Acergy SAM. Three clients each individually accounted for more than 10% of the Group’s revenue from continuing operations for the six months ended May 31, 2009. The revenue from these clients was $455 million and was attributable to Acergy AFMED, Acergy NEC and Acergy SAM. Two clients each individually accounted for more than 10% of our revenue from continuing operations for the quarter ended May 31, 2008. The revenue from these clients was $321 million and was attributable to Acergy AFMED and Acergy NEC. Two clients each individually accounted for more than 10% of the Group’s revenue from continuing operations for the six months ended May 31, 2008. The revenue from these clients was $439 million and was attributable to Acergy AFMED and Acergy NEC.

ACERGY S.A. AND SUBSIDIARIES

RECONCILIATION OF NET OPERATING INCOME

TO ADJUSTED EBITDA

(In $ millions, except percentages)

	Three Months Ended			Three Months Ended
	May 31, 2009	May 31, 2009	May 31, 2009	May 31, 2008	May 31, 2008	May 31, 2008
	Continuing	Discontinued	Total Operations	Continuing	Discontinued	Total Operations
Net operating income	81.0	1.0	82.0	137.2	(31.3)	105.9

Depreciation and amortisation	32.2	—	32.2	26.0	2.0	28.0
Impairments	—	—	—	—	—	—

Adjusted EBITDA	113.2	1.0	114.2	163.2	(29.3)	133.9

Revenue	525.5	16.7	542.2	705.6	36.8	742.4

Adjusted EBITDA %	21.5%	6.0%	21.1%	23.1%	(79.6%)	18.0%

	Six Months Ended			Six Months Ended
	May 31, 2009	May 31, 2009	May 31, 2009	May 31, 2008	May 31, 2008	May 31, 2008
	Continuing	Discontinued	Total Operations	Continuing	Discontinued	Total Operations
Net operating income	152.3	6.4	158.7	223.6	(44.2)	179.4

Depreciation and amortisation	62.7	—	62.7	52.0	4.0	56.0
Impairments	—	—	—	—	—	—

Adjusted EBITDA	215.0	6.4	221.4	275.6	(40.2)	235.4

Revenue	1,028.6	49.0	1,077.6	1,315.3	63.0	1,378.3

Adjusted EBITDA %	20.9%	13.1%	20.5%	21.0%	(63.8%)	17.1%

ACERGY S.A. AND SUBSIDIARIES

RECONCILIATION OF NET INCOME

TO ADJUSTED EBITDA

(In $ millions, except percentages)

	Three Months Ended			Three Months Ended
	May 31, 2009	May 31, 2009	May 31, 2009	May 31, 2008	May 31, 2008	May 31, 2008
	Continuing	Discontinued	Total Operations	Continuing	Discontinued	Total Operations
Net income	76.0	0.9	76.9	90.2	(28.4)	61.8

Depreciation and amortisation	32.2	—	32.2	26.0	2.0	28.0
Impairments	—	—	—	—	—	—
Investment income	(1.6)	—	(1.6)	(2.9)	—	(2.9)
Other gains and losses	(7.9)	(0.1)	(8.0)	4.1	(0.1)	4.0
Finance costs	5.3	—	5.3	5.2	—	5.2
Taxation	9.2	0.2	9.4	40.6	(2.8)	37.8

Adjusted EBITDA	113.2	1.0	114.2	163.2	(29.3)	133.9

Revenue	525.5	16.7	542.2	705.6	36.8	742.4

Adjusted EBITDA %	21.5%	6.0%	21.1%	23.1%	(79.6%)	18.0%

	Six Months Ended			Six Months Ended
	May 31, 2009	May 31, 2009	May 31, 2009	May 31, 2008	May 31, 2008	May 31, 2008
	Continuing	Discontinued	Total Operations	Continuing	Discontinued	Total Operations
Net income	115.1	2.8	117.9	138.6	(35.7)	102.9

Depreciation and amortisation	62.7	—	62.7	52.0	4.0	56.0
Impairments	—	—	—	—	—	—
Investment income	(3.4)	—	(3.4)	(8.6)	—	(8.6)
Other gains and losses	(6.0)	2.4	(3.6)	5.2	(1.2)	4.0
Finance costs	15.0	—	15.0	14.4	—	14.4
Taxation	31.6	1.2	32.8	74.0	(7.3)	66.7

Adjusted EBITDA	215.0	6.4	221.4	275.6	(40.2)	235.4

Revenue	1,028.6	49.0	1,077.6	1,315.3	63.0	1,378.3

Adjusted EBITDA %	20.9%	13.1%	20.5%	21.0%	(63.8%)	17.1%

- End -